UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 18, 2004**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 7. Financial Statement and Exhibits.

(c)   Exhibits.

99.1 February 18, 2004 Press Release

Item 9. Regulation FD Disclosure.

Attached as Exhibit 99.1 is a press release dated February 18, 2004, which was issued by AMC Entertainment Inc., announcing it has commenced an offering of $550 million aggregate principal amount of its Senior Subordinated Notes due 2014 in a private placement offering.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                    AMC ENTERTAINMENT INC.

Date: February 18, 2004   /s/ Craig R. Ramsey

                                                                                    Craig R. Ramsey
                                                                                    Executive Vice President and
                                                                                    Chief Financial Officer